As filed with the Securities and Exchange Commission on June 25, 2024

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Final Amendment)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13 (E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

LIGHTSTONE VALUE PLUS REIT II, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, $0.01 par value per share
(Title of Class of Securities)

53227H
(CUSIP Number of Class of Securities)

Terri Warren Reynolds, Esq.
c/o The Lightstone Group
Lightstone Value Plus REIT II, Inc.
1985 Cedar Bridge Avenue, Suite 1
Lakewood, New Jersey 08701
(732) 367-0129
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

    Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.

☒ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

☒ Check the following box if the filing is a final amendment reporting the results of the tender offer:

☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

FINAL AMENDMENT TO SCHEDULE TO

Lightstone Value Plus REIT II, Inc., a Maryland corporation (the “Company,” “we,” “us” or “our”) amends and supplements the Tender Offer Statement on Schedule TO (as amended and supplemented, the “Schedule TO”) originally filed by the Company with the Securities and Exchange Commission (the “SEC”) on April 24, 2024, as amended by Amendment No 1 to Schedule TO filed by the Company with the SEC o June 18, 2024. The Schedule TO relates to the Company’s offer to purchase for cash up to 700,000 shares of the Company’s common stock, par value $0.01 per share (the “Shares”) at a purchase price of $6.00 per Share, net to the seller in cash, less any applicable withholding taxes and without interest.  The Company’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 24, 2024 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”), which, together with any amendments or supplements thereto, constitute the “Offer.” This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

This Amendment is being filed in satisfaction of the requirements of Rule 13e-4(c)(1) and (c)(3) promulgated under the Securities Exchange Act of 1934, as amended.

Capitalized terms used but not defined herein have the respective meanings ascribed to them in the Schedule TO.

Item 11. Additional Information.

Item 11of the Schedule TO is hereby amended and supplemented as follows:

The Company has received the final results of the tender offer, which expired at 11:59 p.m. Eastern Time, on June 14, 2024. Based on the final count by DST Systems, Inc. (“DST”), the depositary, paying agent and information agent for the tender offer, a total of approximately 264,233 Shares were properly tendered and not properly withdrawn before the expiration of the Offer. In accordance with the terms and conditions of the tender offer, the Company has accepted for purchase 264,233 Shares properly tendered and not properly withdrawn before the expiration of the Offer at a purchase price of $6.00 per Share, or approximately $1.6 million of Shares, excluding fees and expenses relating to the tender offer.

The number of Shares that the Company has accepted for purchase in the Offer represents approximately 1.6% of the Company’s issued and outstanding Shares as of as of April 17, 2024. Following settlement of the Offer, it will have approximately 16.1 million Shares outstanding.

Payment for the Shares purchased pursuant to the Offer will commence promptly and will be made in cash, less any applicable withholding taxes and without interest.

Item 12.   Exhibits.

The Exhibit Index appearing after the signature page to this Schedule TO is incorporated by reference.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

LIGHTSTONE VALUE PLUS REIT II, INC.

Date: June 25, 2024	BY:	/s/ Seth D. Molod
Seth D. Molod
Chief Financial Officer and Executive Vice President

EXHIBIT INDEX

(a)(1)(A)*	Offer to Purchase dated April 24, 2024
(a)(1)(B)*	Letter of Transmittal
(a)(1)(C)*	Odd Lot Certification Form
(a)(1)(D)*	Letter of Custodians
(a)(2)(A)*	Letter to Stockholders dated April 24, 2024
(a)(2)(B)*	Email to Financial Advisors
(a)(5)(A)*	Excerpt from Current Report on Form 8-K regarding share redemption program
107*	Calculation of Filing Fee Table
_________________

*          Previously filed.